Ellie Bavaria Special Counsel Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549-3628	Allen & Overy LLP One Bishops Square London E1 6AD United Kingdom Tel +44 (0)20 3088 0000 Fax +44 (0)20 3088 0088

Our ref 0106463-0000003 ICM:18767879.1

January 27, 2014

By EDGAR Transmission

Re:	Republic of South Africa
Registration Statement under Schedule B
Filed December 13, 2013
File No. 333-192814

Form 18-K for Fiscal Year Ended March 31, 2013
Filed December 13, 2013
File No. 033-85866

Dear Ms. Bavaria,

Thank you for your comments on the Registration Statement under Schedule B filed by the Republic of South Africa (the Republic) on December 13, 2012 (the Registration Statement) and on the Annual Report on Form 18-K filed by the Republic on December 13, 2013 (the Annual Report). With this letter, the Republic is filing Amendment No. 1 to the Registration Statement and Amendment No. 1 to the Annual Report (the Amended 18-K). The amendments to the Registration Statement and the Annual Report reflect the Republic’s responses to the comments in your letter dated January 9, 2014 (the Comment Letter).

Set forth below in bold and italics are the headings and text of the comments raised in the Comment Letter, followed by the Republic’s responses thereto. Capitalized terms used in this letter but not defined herein are as defined in the Registration Statement.

Registration Statement under Schedule B

Incorporation of Certain Documents by Reference, page 3

1.	Please include the Republic of South Africa’s SEC file number, and provide a telephone number that investors may use to orally request the Republic’s incorporated documents.

In response to the Staff’s comment, the Republic has amended paragraphs one and three under the heading “Incorporation of Certain Documents by Reference” on page 4 of the Registration Statement to include additional information.

Currency Transfer Guarantee, page 5

2.	Please provide an analysis regarding whether the currency transfer guarantee should be registered under the Securities Act.

We respectfully submit that the Currency Transfer Guarantee dated September 16, 2013 (the Letter Agreement) provided by the Financial Surveillance Department of the South African Reserve Bank (the Reserve Bank) does not require registration under the Securities Act of 1933, as amended (the Securities Act) as it does not constitute a “security” within the meaning of Section 2(a)(1) of the Securities Act.

Description of the Letter Agreement

The Letter Agreement is an agreement by the Reserve Bank in its capacity as agent for the Minister of Finance for the Republic of South Africa for purposes of the enforcement of the South African Exchange Control Regulations, 1961 promulgated pursuant to the South African Currency and Exchanges Act, 1933. There is no counterparty to the Letter Agreement. The Letter Agreement provides that transfers to the fiscal agent in respect of the US$2,000,000,000 5.875% Notes due 2025 will be authorized in good time irrespective of any restrictions or formalities (such as an affidavit) in place in South Africa under exchange control regulations. Furthermore, the Currency Transfer Agreement specifies that:

Nothing contained in this Currency Transfer Guarantee shall be construed to be more than an irrevocable and unconditional exchange control authority by the Reserve Bank for the transfer of the amounts and in the currency required by the Republic to meet its financial obligations under the Notes…

Law and Analysis

Under Section 5 of the Securities Act, all issuers must register non-exempt securities with the Securities and Exchange Commission prior to their offer or sale. The definition of what instruments constitute a “security” for the purposes of the Securities Act is set forth in Section 2(a)(1), and includes, inter alia, “any interest or instrument commonly known as a ‘security’, or … guarantee of … any of the foregoing”.

Consequently, whether the Letter Agreement constitutes a security depends on whether the Letter Agreement is a guarantee or is otherwise included in Section 2(a)(1).

Typically, a guarantee is understood to be arrangements that ensure payment obligations of a security, whether or not in the form of a legal guaranty. However, as described above, although the Letter Agreement is characterized as a “guarantee”, it is not in substance a guarantee of payment of principal, interest or other amounts due under the notes or performance by the Republic of its obligations. Rather, it is a statement by Reserve Bank as the relevant enforcement body of currency and exchange controls that any such limitations or formalities that that may exist in the Republic from time to time will not apply to any made to the fiscal agent by the Republic in respect of the notes. Under South African law, we also understand that the Letter Agreement would be interpreted merely as an undertaking by the Reserve Bank of permission to make payment in foreign currency in advance of a future transaction.

The definition of security also includes “investment contracts”, a broad test for instruments not specifically enumerated in the definition of security. In the “Howey test”, the Supreme Court established a framework that has been applied in determining whether an instrument constitutes a security. In the Howey case, the Supreme Court defined an investment contract as “a contract, transaction or scheme whereby a person invests his money in a common enterprise and is led to expect profits solely from the efforts of the promoter or a third party.” See SEC v. W.J. Howey & Co., 328 U.S. 293, 298-99 (1946). In this situation, the Letter Agreement does not comprise any aspect of the Howey test as does not involve any form of common enterprise or profit expectation as it merely a statement regarding the disapplication of exchange controls to the notes by the relevant administering body.

In subsequent cases, the Supreme Court has interpreted the definition of security “to cover those instruments ordinarily and commonly considered to be securities in the commercial world” Marine Bank v. Weaver, 455 U.S. 551, 559 (1982). Furthermore, in Reeves v Ernst & Young, 494 U.S. 56, 66-67 (1990), the Supreme Court in its analysis of whether a particular form of note would constitute a security adopted a four-factor “family resemblance” test that examined: (1) the motivations that would prompt a reasonable buyer and seller to enter into the transaction, (2) whether it was an instrument whether that was common trading for speculation or investment, (3) the reasonable expectations of the investing public and (4) the existence of another regulatory scheme which significantly reduces the risk of the investment. Applying the broader tests of whether the Letter Agreement constitutes a “security” under Reeves, we submit that the Letter Agreement would not constitute a security from a commercial perspective as the commercial and practical effect would be viewed as an exemption under relevant exchange control regulation. Finally, a similar analysis would apply with respect to the broader “family resemblance” test as the motivation for the agreement was ensuring the disapplication of any exchange controls and waiver of any formalities, rather than any expectations of investors regarding payment or performance of the underlying debt obligation.

Based on the foregoing, we submit that the Letter Agreement is not a “guarantee” or other instrument commonly known as a security as contemplated by the definition of “security” under the Securities Act and therefore does not require registration under the Securities Act.

Annual Report on Form 18-K

General

3.	To the extent possible, please update all disclosure to provide the most recent data.

In response to the Staff’s comment, the Republic has included Quarterly Bulletin No. 270, dated December 3, 2013 and published by the South African Reserve Bank, as Exhibit 99.E to be incorporated by reference into the Amended 18-K.

Summary Information, page 4

4.	Please include in the table the annual changes in consumer and producer prices.

In response to the Staff’s comment, the Republic has amended and supplemented the table entitled “The Economy” under the heading “Summary Information” on page 4 of Exhibit 99.D of the Amended 18-K to include annual changes in consumer and producer prices for the relevant periods.

Introduction, page 6

5.	Please balance the disclosure you have provided with a discussion of the current account deficit, recent strikes in several industries, high unemployment levels, power shortages, falling commodity prices and low levels of consumer confidence.

In response to the Staff’s comment, the Republic has supplemented paragraph three on page 6 of Exhibit 99.D of the Amended 18-K to include the requested disclosure.

6.	On page 7, you state that the IMF determined that the Republic’s debt-to-GDP ratio remains sustainable. Please balance this disclosure with a discussion of the risks raised in the Article IV consultation.

In response to the Staff’s comment, the Republic has amended paragraph one under the heading “Introduction” on page 7 of Exhibit 99.D of the Amended 18-K to include additional information regarding risks to debt sustainability.

Map of the Republic of South Africa, page 8

7.	Please include a map that illustrates South Africa’s location with respect to neighboring countries.

In response to the Staff’s comment, the Republic has supplemented the information under the heading “Republic of South Africa—Area and Population” on page 8 of Exhibit 99.D of the Amended 18-K to include a map that illustrates South Africa’s location with respect to neighboring countries.

Land Reform, page 16

8.	Please disclose the total amount of hectares that the Republic expects to redistribute to meet the 30% goal.

In response to the Staff’s comment, the Republic has supplemented paragraph six under the heading “Republic of South Africa—Mining Industry Reform—Other Mining Industry Initiatives and Legislation” on page 16 of Exhibit 99.D of the Amended 18-K to include the requested information.

Other Mining Industry Initiatives and Legislation, page 19

9.	Please briefly discuss the material provisions of the draft framework for a sustainable mining industry.

In response to the Staff’s comment, the Republic has amended paragraph six under the heading “Republic of South Africa—Mining Industry Reform—Other Mining Industry Initiatives and Legislation” on page 19 of the Amended 18-K to expand the disclosure relating to the draft framework.

The South African Economy, page 32

10.	Please provide five years of unemployment data with a breakdown by age range and any other categories the Republic deems relevant.

In response to the Staff’s comment, the Republic has supplemented paragraph 10 under the heading “The South African Economy—Overview—General” on page 33 of Exhibit 99.D of the Amended 18-K to include a breakdown of unemployment data by province, age, gender and race.

Transnet SOC Limited (Transnet), page 114

11.	Please balance the EBITDA disclosure you have provided with net income or loss. Also provide financial information for SANRAL on page 117.

In response to the Staff’s comment, the Republic has amended and supplemented:

1.	paragraph four under the heading “Public Finance—Guarantees of Public Enterprises—Transnet SOC Limited (Transnet)” on page 115 of Exhibit 99.D of the Amended 18-K to include additional disclosure regarding Transnet’s results of operations; and

2.	paragraph five under the heading “Public Finance—Guarantees of Public Enterprises—SANRAL” on page 117 of Exhibit 99.D on page 117 of the Amended 18-K to include additional financial information regarding SANRAL.

The Republic also acknowledges the matters set forth in the closing paragraph of the Comment Letter regarding requests for acceleration.

If you have any questions or require additional information with respect to the above, please contact the undersigned. Thank you for your assistance.

Sincerely,

/s/ Sachin Davé

Sachin Davé
Allen & Overy LLP

Copy	His Excellency Ebrahim Rasool Ambassador of the Republic of South Africa Embassy of the Republic of South Africa

Tshepiso Moahloli National Treasury of the Republic of South Africa